Ivory Parent, LLC

Financial Statements

Years ended December 31, 2025 and 2024

Ivory Parent, LLC

Report of Independent Registered Public Accounting Firm

To the Members of Ivory Parent, LLC
Management of STORE Capital LLC, as administrative manager of Ivory Parent, LLC

Opinion on the Financial Statements
We have audited the accompanying balance sheets of Ivory Parent, LLC (the Company) as of December 31, 2025 and 2024, the related statements of operations, members’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair value measurement of investment in unconsolidated real estate affiliate
Description of the Matter
At December 31, 2025, the Company’s investment in unconsolidated real estate affiliate was $5.6 billion. As described in Notes 2 and 4 to the financial statements, the Company has elected the fair value option for its investment in unconsolidated real estate affiliate. Determining the fair value of its unconsolidated real estate affiliate requires the use of significant assumptions that are classified as Level 3 measurements within the fair value hierarchy and requires management to make significant judgments about the valuation methodologies, including the unobservable inputs and other assumptions and estimates used in the measurements.

Auditing the fair value of the Company’s investment in unconsolidated real estate affiliate was complex and required specialized skills and knowledge due to the judgment and estimation involved in determining the fair value of the real estate investments held by the unconsolidated real estate affiliate. In particular, the Company utilized significant unobservable inputs including capitalization rates and discount rates, to determine the fair value of the real estate investments.

How We Addressed the Matter in Our Audit
We obtained an understanding over the process for determining the fair value of the investment in unconsolidated real estate affiliate. This included the process over management’s assessment of the significant unobservable inputs and estimates included in the fair value measurement.

Our audit procedures included, among others, evaluating the Company’s valuation method and techniques, testing significant unobservable inputs and estimates utilized in the valuation model, and validating the mathematical accuracy of the calculations. We compared significant unobservable inputs including capitalization rates and discount rates to information available from third-party sources and comparable market data and, for certain real estate investments, involved our valuation specialists to assist in the application of these procedures. We also validated underlying data used in the valuation model to agreements or relevant source documents.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2023.
Phoenix, Arizona

March 10, 2026

Ivory Parent, LLC
Balance Sheets
(In thousands)

	December 31,
	2025	2024
Assets
Investment:
Investment in unconsolidated real estate affiliate	$5,576,501	$5,346,459
Total assets	$5,576,501	$5,346,459

Liabilities and equity
Liabilities:
Accrued expenses	$233	$335
Due to related party	34	11
Total liabilities	267	346
Equity:
Members’ equity	4,142,390	4,371,414
Retained earnings	1,433,844	974,699
Total equity	5,576,234	5,346,113
Total liabilities and equity	$5,576,501	$5,346,459

Ivory Parent, LLC
Statements of Operations
(In thousands)

	Year Ended December 31,
	2025	2024
Income:
Income from unconsolidated real estate affiliate	$392,373	$360,942
Total income	392,373	360,942
Expenses:
Professional fees	361	630
Related party administrative fees	136	27
Total expenses	497	657
Net operating income	391,876	360,285
Unrealized gain on investment in unconsolidated real estate affiliate	67,269	335,984
Net income	$459,145	$696,269

Ivory Parent, LLC
Statements of Members’ Equity
For the Years Ended December 31, 2025 and 2024
(In thousands)

	Member A	Member B	Member C	Member D	Member E	Total Members’ Equity
Balance at December 31, 2023	$1,530,427	$—	$—	$—	$3,199,914	$4,730,341
Members’ contributions	145,000	—	—	—	150,794	295,794
Members’ distributions	(174,785)	—	—	—	(201,506)	(376,291)
Net income	338,254	—	—	—	358,015	696,269
Ownership transfer	774,635	—	—	—	(774,635)	—
Balance at December 31, 2024	2,613,531	—	—	—	2,732,582	5,346,113
Members’ contributions	165,175	—	13,325	—	—	178,500
Members’ distributions	(227,100)	(60,032)	(41,576)	(31,477)	(47,339)	(407,524)
Net income	251,576	65,334	43,236	33,572	65,427	459,145
Ownership transfer	559,733	916,952	824,015	449,970	(2,750,670)	—
Balance at December 31, 2025	$3,362,915	$922,254	$839,000	$452,065	$—	$5,576,234

Ivory Parent, LLC
Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2025	2024
Operating activities
Net income	$459,145	$696,269
Adjustments to net income:
Income from unconsolidated real estate affiliate	(392,373)	(360,942)
Unrealized gain on investment in unconsolidated real estate affiliate	(67,269)	(335,984)
Distributions received from unconsolidated real estate affiliate	408,100	376,883
Changes in operating liabilities:
Accrued expenses	(79)	65
Net cash provided by operating activities	407,524	376,291
Investing activities
Investments in unconsolidated real estate affiliate	(178,500)	(295,794)
Net cash used in investing activities	(178,500)	(295,794)
Financing activities
Members’ contributions	178,500	295,794
Members’ distributions	(407,524)	(376,291)
Net cash used in financing activities	(229,024)	(80,497)

Net increase (decrease) in cash and cash equivalents	—	—
Cash and cash equivalents, beginning of period	—	—
Cash and cash equivalents, end of period	$—	$—

Ivory Parent, LLC
Notes to Financial Statements
December 31, 2025
1. Organization
Ivory Parent, LLC (the “Company”) is a Delaware limited liability company formed on August 30, 2022 for the sole purpose of investing in STORE Capital LLC (“STORE Capital” or “STORE”), a Delaware limited liability company formed on August 30, 2022. The Company has 1,000 units issued and outstanding which were initially owned by SuNNNy Days LLC (“Member E”) and Ivory OSREC OS Aggregator LLC (“Member A”) in accordance with the Operating Agreement. On February 24, 2025, Member E entered into a Membership Interest Purchase Agreement with Member A, Ivory OSREC Fund V Investor LLC (“Member B”), Ivory OSREC OS Co-Invest Aggregator LLC (“Member C”), and Ivory OSREC OS DIP Holdco LLC (“Member D”), pursuant to which Member A, Member B, Member C and Member D (collectively, “Blue Owl Funds”) acquired Member E’s units in the Company, resulting in Blue Owl Funds owning 100% of the interest of the Company. During the years ended December 31, 2025 and 2024, the members of the Company include Member E and the Blue Owl Funds (collectively the “Members”). As of December 31, 2025 and 2024, the Company held a 51% ownership in STORE Capital.
STORE Capital LLC is the successor of STORE Capital Corporation, a Maryland corporation, which was incorporated under the laws of Maryland on May 17, 2011 and completed its initial public offering of its common stock on November 21, 2014. On February 3, 2023, STORE Capital Corporation was taken private in a transaction by entities affiliated with GIC, a global institutional investor, and funds managed by Blue Owl Capital, Inc. in which it merged into a merger subsidiary of Ivory Parent, LLC and Ivory SuNNNs LLC, a Delaware limited liability company (the “Merger”). As a result of the Merger, the separate existence of STORE Capital Corporation ceased, its common equity was no longer traded, and the surviving merger subsidiary changed its name to STORE Capital LLC. Following the Merger, STORE Capital LLC continues the business of its predecessor entity and acquires single tenant operational real estate to be leased on a long term, net basis to companies that operate across a wide variety of industries within the service, service-oriented retail and manufacturing sectors of the United States economy.
2. Summary of Significant Accounting Principles
Basis of Accounting
The accompanying financial statements include the accounts of the Company and have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).
Principles of Consolidation
The Company consolidates entities in which it has a controlling financial interest by first considering if an entity meets the definition of a variable interest entity ("VIE") for which the Company is deemed to be the primary beneficiary, or if the Company has the power to control an entity through a majority of voting interest or through other arrangements.
Variable Interest Entities
A VIE is an entity that either (i) lacks sufficient equity to finance its activities without additional subordinated financial support from other parties; (ii) whose equity holders lack the characteristics of a controlling financial interest; and/or (iii) is established with non-substantive voting rights. A VIE is consolidated by its primary beneficiary, which is defined as the party who has a controlling financial interest in the VIE through (a) power to direct the activities of the VIE that most significantly affect the VIE’s economic performance, and (b) obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. This assessment may involve subjectivity in the determination of which activities most significantly affect the VIE’s performance and estimates about current and future fair value of the assets held by the VIE and financial performance of the VIE. In assessing its interests in the VIE, the Company also considers interests held by its related parties, including de facto agents. Additionally, the Company assesses whether it is a member of a related party group that collectively meets the power and benefits criteria and, if so, whether the Company is most closely associated with the VIE. In performing the related party analysis, the Company considers both qualitative and quantitative factors, including, but not limited to: the characteristics and size of its investment relative to the related party; the Company’s and the related party's ability to control or significantly influence key decisions of the VIE including consideration of involvement by de facto agents; the obligation or likelihood for the Company or the related party to fund operating losses of the VIE; and the similarity and significance of the VIE’s business activities to those of the Company and the related party. The determination of whether an entity is a VIE, and whether the Company is the primary beneficiary, may involve significant judgment, and depends upon facts and circumstances specific to an entity at the time of the assessment.
At each reporting period, the Company reassesses whether changes in facts and circumstances cause a change in the status of an entity as a VIE, and/or a change in the Company's consolidation assessment. Changes in consolidation status are applied prospectively. An entity may be consolidated as a result of this reassessment, in which case, the assets, liabilities and noncontrolling interest in the entity are recorded at fair value upon initial consolidation. Any existing equity interest held by the Company in the entity prior to the Company obtaining control will be remeasured at fair value, which may result in a gain or loss recognized upon initial consolidation. However, if the consolidation represents an asset acquisition of a voting interest entity, the Company's existing interest in the acquired assets, if any, is not remeasured to fair value but continues to be carried at historical cost. The Company may also deconsolidate a subsidiary as a result of this reassessment, which may result in a gain or loss recognized upon deconsolidation depending on the carrying values of deconsolidated assets and liabilities compared to the fair value of any interests retained.
Unconsolidated VIEs
The Company holds a variable interest in STORE Capital LLC, a VIE which is not consolidated. While the Company may have the obligation to absorb losses and a right to returns that could potentially be significant, it does not have substantive participation in significant decisions that most significantly impact the VIE’s economic performance. The Company accounts for investments in this entity under the equity method (Note 3). The Company's involvement with this entity is in the form of equity interests and administrative fee arrangements. The maximum exposure to loss in this entity is limited to the amount of the Company's equity investment. As of December 31, 2025 and as of December 31, 2024, the Company's investment in the unconsolidated VIE was $5.6 billion and $5.3 billion, respectively.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Although management believes its estimates are reasonable, actual results could differ from those estimates.
Fair Value Option
The fair value option provides an option to elect fair value as a measurement alternative for selected financial instruments. The fair value option may be elected only upon the occurrence of certain specified events, including when the Company enters into an eligible firm commitment, at initial recognition of the financial instrument, as well as upon a business combination or consolidation of a subsidiary. The election is irrevocable unless a new election event occurs.

The Company has elected to account for its investment in STORE Capital LLC under the fair value option.
Fair Value Measurement
Fair value is based on an exit price, defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Where appropriate, the Company makes adjustments to estimated fair values to appropriately reflect counterparty credit risk as well as the Company's own credit-worthiness.

The estimated fair value of financial assets and financial liabilities are categorized into a three tier hierarchy, prioritized based on the level of transparency in inputs used in the valuation techniques, as follows:

•Level 1—Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access.
•Level 2—Significant inputs that are observable, either directly or indirectly. These types of inputs would include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets in inactive markets and market-corroborated inputs.
•Level 3—Inputs that are unobservable and significant to the overall fair value measurement of the assets or liabilities. These types of inputs include the Company’s own assumptions.

Where the inputs used to measure the fair value of a financial instrument falls into different levels of the fair value hierarchy, the financial instrument is categorized within the hierarchy based on the lowest level of input that is significant to its fair value measurement. Due to the inherently judgmental nature of Level 3 fair value, changes in assumptions or inputs applied as of reporting date could result in a higher or lower fair value, and realized value may differ from the estimated unrealized fair value.
Investment in Unconsolidated Real Estate Affiliate
The Company has elected the fair value option (“FVO”) for its interest in its unconsolidated real estate affiliate and therefore reports this investment at fair value in investment in unconsolidated real estate affiliate on the balance sheet. Changes in the fair value of equity method investments under the FVO are recorded as unrealized gain on investment in unconsolidated real estate affiliate in the statement of operations.
Distributions received from the unconsolidated real estate affiliate are classified using the cumulative earnings approach. In general, distributions received are considered returns on the investment and classified as cash inflows from operating activities. Investments made in the unconsolidated real estate affiliate are classified as cash outflows from investing activities in the statement of cash flows.
Cash and Cash Equivalents
The Company does not generally hold cash on deposit in its bank accounts and as of December 31, 2025 and December 31, 2024, respectively, the Company has no cash, cash equivalents or restricted cash recorded on the balance sheet. Cash inflows from Members’ contributions are generally used to make additional investments in unconsolidated real estate affiliate. Cash inflows to the Company from distributions received from unconsolidated real estate affiliate are generally returned to the Members of the Company in the form of distributions.
Income Taxes
As a limited liability company, the Company is generally not subject to income taxes. The income or loss of Ivory Parent, LLC flows through to its Members who are responsible for including their share of the taxable results of operations on their respective tax return. Furthermore, the capital accounts and income reflected in the accompanying financial statements could differ from amounts reported on federal income tax returns because of differences in accounting policies adopted for financial and tax reporting purposes.
In accordance with Accounting Standards Codification (“ASC”) Topic 740, Income Taxes, the Company has determined that no uncertain tax positions exist as of December 31, 2025 or December 31, 2024. If applicable, the Company will recognize interest and penalties related to underpayment of income taxes as income tax expenses. As of December 31, 2025 and December 31, 2024, the Company had no amounts recorded or reflected in the statement of operations related to recognized income tax benefits or accrued interest and penalties.
The Company’s tax returns filed for 2022 through 2024 are subject to examination by federal and state taxing authorities. Because many types of transactions are susceptible to varying interpretations under federal and state income tax laws and regulations, the amounts reported in the accompanying financial statements may be subject to change at a later date upon final determination by the respective taxing authorities.
The current accounting practices include the review of uncertain tax positions by management on a regular basis with adjustments and disclosures made in accordance with GAAP.
Subsequent Events
Management has evaluated subsequent events through March 10, 2026, the date the accompanying financial statements were available to be issued and has determined there were no events that occurred that would require additional disclosure in these financial statements to prevent them from being misleading.

3. Investments in Unconsolidated Real Estate Affiliate
The Company’s investment in unconsolidated real estate affiliate is represented by the following (in thousands):

	December 31,
Entity	2025	2024
STORE Capital LLC	$5,576,501	$5,346,459
For investment in unconsolidated real estate affiliate, the liabilities of the investment entities may only be settled using the assets of these entities and there is no recourse to the general credit of the Company for the obligations of these entities. The Company is not required to provide financial or other support in excess of its capital commitments, where applicable, and its exposure is limited to its investment balance.
STORE Capital LLC
On February 3, 2023, the Company made an investment in STORE Capital LLC. STORE is an internally managed net-lease REIT that is a leader in the acquisition, investment and management of Single Tenant Operational Real Estate. As of December 31, 2025, STORE’s real estate investments include 3,576 property locations leased or financed to 673 customers who operate their businesses across 143 industries geographically dispersed throughout 49 states. The weighted average remaining noncancelable lease term of STORE’s operating leases with its tenants at December 31, 2025 was approximately 14.8 years.
The primary sectors of the U.S. economy and their proportionate dollar amount of STORE’s investment portfolio at December 31, 2025 are service at 61%, service-oriented retail at 12% and manufacturing at 27%. As of December 31, 2025, STORE’s largest state concentration (Texas) represents 11% of the total dollar amount of its investment portfolio. On an annualized basis, as of December 31, 2025, the largest customer represented approximately 3.2% of STORE’s total investment portfolio revenues.
The Company has elected to account for the investment using the FVO under ASC Topic 825, Financial Instruments. At December 31, 2025, the Company held a 51.0% interest in STORE.
Financial Information of Unconsolidated Real Estate Affiliate
The following tables present selected financial information of the Company’s unconsolidated real estate affiliate. Amounts presented represent totals at the investee level and not the Company’s proportionate share. The financial information is at the historical cost basis of the unconsolidated real estate affiliate.

Selected Balance Sheet Information (in thousands)

	December 31,
	2025	2024
Assets
Total real estate investments, net	$12,557,815	$12,851,759
Operating ground lease assets	53,707	57,245
Loans and financing receivables, net	3,090,326	1,941,032
Other assets, net	190,152	312,537
Total assets	$15,892,000	$15,162,573
Liabilities and equity
Liabilities:
Credit facility	$583,600	$375,000
Long term debt	6,547,938	5,808,107
Accrued expenses, deferred revenue and other liabilities	484,837	394,697
Total liabilities	7,616,375	6,577,804
Total members’ equity	8,262,179	8,576,645
Noncontrolling interest	13,446	8,124
Total equity	8,275,625	8,584,769
Total liabilities and equity	$15,892,000	$15,162,573
Selected Statements of Operations Information (in thousands)

	Year Ended December 31,
	2025	2024
Total revenues	$1,239,339	$1,152,416
Total expenses	1,092,615	1,074,901
Other gains	10,740	48,525
Net income before income taxes	157,464	126,040
Income tax (benefit) expense	(9,906)	1,947
Net income	167,370	124,093
Less: Net income attributable to noncontrolling interests	1,598	900
Income attributable to controlling interests	$165,772	$123,193

4. Fair Value
Financial assets and financial liabilities carried at fair value on a recurring basis include financial instruments for which the fair value option was elected. Fair value is categorized into a three tier hierarchy that is prioritized based upon the level of transparency in inputs used in the valuation techniques.
The Company has elected the FVO for its investment in unconsolidated real estate affiliate and therefore, reports this investment at fair value. The Company estimates the fair market value of this investment based on its pro rata share of the investment’s equity at fair value. This measurement is classified as Level 3 within the fair value hierarchy. The following are the classes of assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2025 (in thousands):

	2025			2024
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Investment in unconsolidated real estate affiliate	$—	$—	$5,576,501	$—	$—	$5,346,459
The fair value of certain underlying assets and liabilities of the unconsolidated real estate affiliate are as follows:

Underlying Assets & Liabilities	Fair Value as of December 31, 2025	Fair Value as of December 31, 2024
Assets
Real estate investments, net	$18,479,428	$16,718,571
Derivatives, net	—	32,535
Liabilities
Long term debt	6,696,470	5,841,009
Derivatives, net	1,466	—
The investment’s underlying debt obligations have been derived based on market observable inputs such as interest rates and using estimates of the amount and timing of future cash flows, market rates and credit spreads. These measurements are classified as Level 2 within the fair value hierarchy. The investment’s underlying derivatives are measured under a market approach, using prices obtained from a nationally recognized pricing service and pricing models with market observable inputs such as interest rates and equity index levels. These measurements are classified as Level 2 within the fair value hierarchy. The investment’s underlying real estate investments are valued on a recurring basis using unobservable inputs and are generally determined using the income capitalization valuation method. These measurements are classified as Level 3 within the fair value hierarchy.

The key Level 3 valuation assumptions include the following:

	2025
	Estimated Fair Value (a)	Valuation Technique	Unobservable Inputs
Investment in unconsolidated real estate affiliate
Real estate investments, net	$17,131,202	Direct capitalization	Capitalization rate range	5.50% - 10.50%
			Weighted average capitalization rate	6.97%
Real estate investments, net	703,799	Discounted cash flow	Capitalization rate range	6.50% - 10.00%
			Weighted average capitalization rate	6.44%
			Discount rate range	7.50% - 11.00%
			Weighted average discount rate	8.62%

	2024
	Estimated Fair Value (a)	Valuation Technique	Unobservable Inputs
Investment in unconsolidated real estate affiliate
Real estate investments, net	$15,850,876	Direct capitalization	Capitalization rate range	5.50%-10.25%
			Weighted average capitalization rate	6.99%
Real estate investments, net	634,104	Discounted cash flow	Capitalization rate range	5.75%-10.00%
			Weighted average capitalization rate	7.77%
			Discount rate range	6.75%-11.00%
			Weighted average discount rate	8.77%

(a)In addition to the real estate investment values presented in this column the underlying real estate investments also include loans, financing receivables and operating ground lease receivables valued at an aggregate $644.4 million and $233.6 million as of December 31, 2025 and 2024, respectively.
The following table presents changes in recurring fair value assets held for investment (in thousands). Realized and unrealized gains are included in income from unconsolidated real estate affiliates on the statement of operations.

Investment in Unconsolidated Real Estate Affiliate
Fair value at December 31, 2023	$4,730,622
Contributions	295,794
Distributions - cash	(376,883)
Realized and unrealized gains on investment in unconsolidated real estate affiliate	696,926
Fair value at December 31, 2024	$5,346,459
Contributions	178,500
Distributions - cash	(408,100)
Realized and unrealized gains on investment in unconsolidated real estate affiliate	459,642
Fair value at December 31, 2025	$5,576,501

Unrealized gain on investment in unconsolidated real estate affiliate - 2024	335,984
Unrealized gain on investment in unconsolidated real estate affiliate - 2025	67,269

5. Commitments and Contingencies
From time to time, the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of business. Such claims could result in the expenditure of significant financial and managerial resources, divert management’s attention from the Company’s business objectives, and adversely affect the Company’s business, results of operations, financial condition and cash flow.
6. Members’ Equity
In accordance with the Company’s operating agreement, Members may receive distributions monthly and Members may be subject to capital calls. Distributions are made pro rata based on the weighted average ownership during the period. Contribution amounts and timing are determined in accordance with the Company’s operating agreement. Ownership transfers may occur between the Blue Owl Funds in accordance with the Company’s operating agreement. Members’ ownership percentages are determined based on a Member’s proportionate share of the net asset value of the Company. The Company’s net income or loss is allocated among the Members based on their weighted average ownership percentages on a monthly basis, including adjustment for ownership transfers.
7. Related Party Transactions
Affiliates include the Company's investments in unconsolidated ventures. Under the terms of an Administrative Management Services Agreement, the Company pays a fee of costs incurred plus 8% to STORE Capital LLC to render certain services, including but not limited to, maintenance of the books and records. Fees incurred for the years ended December 31, 2025 and 2024 were $136,000 and $27,000, respectively, and are reflected on the statements of operations. As of December 31, 2025, $34,000 was payable to STORE Capital and is reflected in due to related party on the balance sheet.